LIQTECH INTERNATIONAL, INC

Industriparken 22C, DK2750 Ballerup, Denmark

 +4544986000

December 14, 2015

VIA EDGAR AND FACSIMILE

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-4631

Tel: (202) 551-3768

RE:	LiqTech International, Inc. Form 10-K for the Year Ended December 31, 2014 Filed March 25, 2015 File No. 1-36210

Dear Mr. Cash:

We are providing the responses of LiqTech International, Inc. (the “Company”) to the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated December 2, 2015 regarding the Company’s Form 10-K for the year ended December 31, 2014. The Company’s responses to the Commission’s letter, provided below, are in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Item 3. Legal Proceedings, page 17

COMMENT 1.	In future filings, please provide the name of the court or agency in which the proceedings are pending, the date instituted and the principal parties thereto. See Item 103 of Regulation S-K.

RESPONSE:

The Company acknowledges the Commission’s comment and will ensure to provide the name of the court or agency in which proceedings are pending, the date instituted and the principal parties thereto in future filings.

Item 8. Financial Statements and Supplementary Data, page 30

Note 11 – Income Taxes, page F-15

COMMENT 2.

You indicate that you evaluated the deferred tax assets and determined that the net assets will be realized through future years’ taxable income. However, we note that you have generated losses before income taxes over the past three years and for the nine months ended September 30, 2015. Please tell us and revise your disclosure in future filings to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. Please ensure your disclosure addresses each of the following points, as appropriate:

John Cash

U.S. Securities and Exchange Commission

December 14, 2015

●	Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis. Please discuss how you determined the amount of the valuation allowance to record;

●	Please disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment;

●	Please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies; and

●	To the extent you are relying on the reversal of any deferred tax liabilities in your assessment of the realizability of your deferred tax assets, please disclose this fact. Also clarify, if true, that the deferred tax liabilities you are relying on in your assessment will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Refer to ASC 740-10-30-16 through 25 and Section 501.14 of the Financial Reporting Codification for guidance.

RESPONSE:

The Company acknowledges the Commission’s comment above and will provide a more detailed explanation as to how we determined it is more likely than not that the Company will realize total deferred tax assets in future filings.

In addition, set forth below is a discussion of the positive and negative evidence that we considered in our analysis:

Positive Evidence

The Company changed its business strategy from supplying the filter component of water treatment systems at lower margins to offering full water treatment systems at higher margins. This strategy was accomplished through the Company’s acquisition of Provital Solutions in July 2014. Provital Solutions has designed a water treatment system for pool filtration around the silicone carbide manufactured by the Company. Further synergies realized by the acquisition included offering full water treatment systems (Provital Solutions water treatment systems) to sales leads generated by the Company’s significant marketing efforts, thus now enabling the Company (post-acquisition of Provital Solutions) to deliver the whole product chain to customers (the “Business Plan”).

John Cash

U.S. Securities and Exchange Commission

December 14, 2015

The fiscal quarter ended September 30, 2015 was the Company’s best quarter in the history of the Company, yielding a pre-tax profit.

The Company has, subsequent to the Provital Solutions acquisition, executed several sales contracts for water treatment systems, and the Company has been successful in leasing a trial water treatment system operation (to separate metals from mining waste waters) and subsequently signed a $6,100,000 contract with this customer in June 2015.

We executed an OEM DPF supplier contract in June 2015, which is our first big order in China.

We have a pilot order for ground water treatment to Grundfos Grundfos Group (GGG), which is represented by more than 80 companies in more than 55 countries. In addition, GGG products are also sold in a large number of countries by local distributors.

We have a sales pipeline of a significant number of customers with weighted probabilities of signing contracts with such customers.

The Company budgeted income for 2015 to account for its signed and potential sales contracts.

Negative Evidence

We currently estimate that we are approximately six (6) months behind on our Business Plan.

The Company has generated losses before income taxes over the past three (3) years and for the nine (9) months ended September 30, 2015, and the Company has experienced a decrease in DPF sales as a result of delays in enforcement of clean air initiatives in various countries.

The Company weighed the historical losses based on its former strategy of selling lower margin water filters to a broad water treatment market against its new Business Plan of selling higher margin water treatment systems to a targeted water treatment system market wherein the filter and system have proven successful.

The Company determined that it was more than likely than not that signed sales contracts and potential sales contracts would allow the Company to return to profitability and realize the deferred tax assets resulting from the net operating loss carryforwards.

John Cash

U.S. Securities and Exchange Commission

December 14, 2015

The Company estimated profitability based on signed and potential (probable) sales contacts.

The valuation allowance established by the Company was for the tax paying components LiqTech Singapore and LiqTech Germany as management could not determine that it was more than likely not that sufficient income could be generated by these components to realize the resulting net operating loss carry forwards of these components.

The amount of pre-tax income that needs to be generated to realize the deferred tax assets is $12,740,000. The anticipated future trends included in our projections of future taxable income are based on a sales pipeline of a significant number of customers with weighted probabilities of signing contracts with such customers and the market acceptance of our new Business Plan documented by our third quarter 2015 results. Our budget for 2016, which is based on our new Business Plan, also shows a profit.

We hereby confirm that the anticipated future trends included in our assessment of the realizability of our deferred tax assets are the same anticipated future trends used in estimating the fair value of our reporting units for purposes of testing goodwill for impairment and any other assessment of our tangible and intangible assets for impairment.

With respect to tax planning strategies, based on our new Business Plan strategy, we expect that all of our business units will be able to generate profit going forward. If anything changes in our assumptions, we will adjust our tax planning strategies accordingly.

We are not relying on the reversal of any deferred tax liabilities in our assessment of the realizability of our deferred tax assets.

Item 11. Executive Compensation, page 37

Summary Compensation Table, page 37

COMMENT 3.

Please tell us whether the decimals throughout the Summary Compensation Table are correct. Also, in future filings, please ensure that all compensation values are rounded to the nearest dollar. See Instruction 2 to Item 402(n).

RESPONSE:

The decimals were inserted in error as a result of conversion of the excel data to WORD formatting, and are intended to be commas. We will ensure that all compensation values are rounded to the nearest dollar in future filings.

Outstanding Equity Awards at last Fiscal Year End, page 40

COMMENT 4.

We note that the table discloses information as of March 25, 2015. In future filings, please provide the information in this table as of the end of your last completed fiscal year. See Item 402(p) of Regulation S-K.

John Cash

U.S. Securities and Exchange Commission

December 14, 2015

RESPONSE:	We will ensure that information in this table is dated as of the end of our last completed fiscal year in future filings.

Compensation of Directors, page 40

COMMENT 5.

We note the disclosure of Mr. Petersen’s Services agreement on page 39. In future filings please revise your disclosure to include Mr. Petersen’s compensation as Chairman of the Board, in the director compensation table in accordance with Item 402(r) of Regulation S-K. Please note that Mr. Petersen’s compensation pursuant to the Services Agreement must be presented in the “All Other Compensation” column. See Item 402(r)(2)(vii) of Regulation S-K.

RESPONSE:

We will revise our disclosure to include Mr. Petersen’s compensation as Chairman of the Board in the director compensation table in future filings, and we will also ensure that Mr. Petersen’s compensation pursuant to the Services Agreement is presented in the “All Other Compensation” column in future filings.

COMMENT 6.

We note the “All Other Compensation” amounts disclosed in the table for Mr. Barish. In future filings, please describe in the footnote, the services provided and to be provided for Mr. Barish for such compensation.

RESPONSE:	We will ensure that the services provided and to be provided for Mr. Barish are described in the footnote to the “All Other Compensation” table in future filings.

The Company hereby acknowledges that:

●     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at (305) 539-3306.

Sincerely,

/s/ Soren Degn

Soren Degn

Chief Financial Officer

cc:	Clayton E. Parker, Esq., K&L Gates LLP

Alan Gregory, Gregory & Associates, LLC